Exhibit 23.3

Independent Auditors Consent

The Board of Managers and Members

Vantage Energy, LLC and Vantage Energy II, LLC:

We consent to the incorporation by reference in the registration statement on Form S-3 (Registration No. 333-214313; Amendment #1) of Rice Midstream Partners LP of our report dated May 10, 2016, with respect to the combined financial statements of the Vista Gathering Assets which comprise the combined balance sheets as of December 31, 2015 and 2014, and the related combined statement of income, net investment, and cash flows for each of the years in the three year period ended December 31, 2015, which report appears in the Form 8-K of Rice Midstream Partners LP dated October 28, 2016, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Denver, Colorado

December 13, 2016